UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2013
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and nine-month periods ended September 30, 2013, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	November 1, 2013

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2013

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2013

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	September 30, 2013	December 31, 2012
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$279,988	$394,037
Short-term investments		75,763	90,451
Accounts receivable, net of allowance for doubtful accounts of $9,128 and $5,221 in 2013 and 2012, respectively		236,427	250,729
Income taxes receivable		39,494	39,150
Inventories, net	(11)	143,157	135,293
Prepaid expenses and other current assets		67,855	55,363
Deferred income taxes		31,047	27,598
Total current assets		873,731	992,621
Long-term assets:
Property, plant and equipment, net		428,536	418,932
Goodwill	(6)	1,865,822	1,759,898
Intangible assets, net of accumulated amortization of $589,977 and $532,006 in 2013 and 2012, respectively	(6)	809,759	853,872
Deferred income taxes		6,415	2,323
Other assets		70,823	59,985
Total long-term assets		3,181,355	3,095,010
Total assets		$4,055,086	$4,087,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	September 30, 2013	December 31, 2012
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(9)	$326	$948
Accounts payable		40,098	51,311
Accrued and other liabilities (of which $9,271 and $7,008 due to related parties in 2013 and 2012, respectively)	(17)	243,084	196,447
Income taxes payable		16,976	14,863
Deferred income taxes		3,006	3,300
Total current liabilities		303,490	266,869
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2013 and 2012 due to related parties)	(9) (17)	846,335	846,044
Deferred income taxes		188,690	191,609
Other liabilities		40,327	58,746
Total long-term liabilities		1,075,352	1,096,399
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,687 and 236,487 shares in 2013 and in 2012, respectively		2,812	2,769
Additional paid-in capital		1,770,609	1,718,163
Retained earnings		994,357	985,434
Accumulated other comprehensive (loss) income	(12)	1,307	43,991
Less treasury shares at cost—5,247 and 1,943 shares in 2013 and in 2012, respectively		(102,717)	(35,653)
Equity attributable to the owners of QIAGEN N.V.		2,666,368	2,714,704
Noncontrolling interest		9,876	9,659
Total equity		2,676,244	2,724,363
Total liabilities and equity		$4,055,086	$4,087,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three months ended
	September 30,
	2013	2012
	(unaudited)
Net sales	$322,111	$304,289
Cost of sales	111,411	105,132
Gross profit	210,700	199,157
Operating expenses:
Research and development	34,340	31,008
Sales and marketing	92,158	84,892
General and administrative, restructuring, integration and other	40,795	34,717
Acquisition-related intangible amortization	8,995	9,562
Total operating expenses	176,288	160,179
Income from operations	34,412	38,978
Other income (expense):
Interest income	550	587
Interest expense	(7,493)	(4,967)
Other income (expense), net	2,867	(557)
Total other expense, net	(4,076)	(4,937)
Income before income taxes	30,336	34,041
Income taxes	(10,440)	4,960
Net income	40,776	29,081
Net income (loss) attributable to noncontrolling interest	75	(82)
Net income attributable to the owners of QIAGEN N.V.	$40,701	$29,163
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.12
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.12

Weighted-average shares outstanding
Basic	234,463	236,287
Diluted	242,405	242,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Nine months ended
	September 30,
	2013	2012
	(unaudited)
Net sales	$940,899	$907,925
Cost of sales	361,272	316,423
Gross profit	579,627	591,502
Operating expenses:
Research and development	102,278	90,265
Sales and marketing	273,031	252,541
General and administrative, restructuring, integration and other	148,887	100,592
Acquisition-related intangible amortization	26,109	27,215
Total operating expenses	550,305	470,613
Income from operations	29,322	120,889
Other income (expense):
Interest income	1,822	1,758
Interest expense	(22,966)	(15,122)
Other expense, net	(1,716)	(920)
Total other expense, net	(22,860)	(14,284)
Income before income taxes	6,462	106,605
Income taxes	(2,649)	15,352
Net income	9,111	91,253
Net income attributable to noncontrolling interest	188	166
Net income attributable to the owners of QIAGEN N.V.	$8,923	$91,087
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.39
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.38

Weighted-average shares outstanding
Basic	233,954	235,630
Diluted	241,438	240,405

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Three Months Ended
		September 30,
	Note	2013	2012
		(unaudited)
Net income		$40,776	$29,081
Losses on cash flow hedges, before tax	(7)	—	(3,226)
Reclassification adjustments on cash flow hedges, before tax	(7)	—	3,313
Cash flow hedges, before tax		—	87
Foreign currency translation adjustments, before tax		31,803	29,268
Other comprehensive income, before tax		31,803	29,355
Income tax relating to components of other comprehensive (loss) income		(263)	669
Total other comprehensive income, after tax		31,540	30,024
Comprehensive income		72,316	59,105
Less: Comprehensive income attributable to noncontrolling interest		373	157
Comprehensive income attributable to the owners of QIAGEN N.V.		$71,943	$58,948

		Nine Months Ended
		September 30,
	Note	2013	2012
		(unaudited)
Net income		$9,111	$91,253
Gains on cash flow hedges, before tax	(7)	—	315
Reclassification adjustments on cash flow hedges, before tax	(7)	—	335
Cash flow hedges, before tax		—	650
Foreign currency translation adjustments, before tax		(40,189)	21,986
Other comprehensive (loss) income, before tax		(40,189)	22,636
Income tax relating to components of other comprehensive (loss) income		(1,979)	326
Total other comprehensive (loss) income, after tax		(42,168)	22,962
Comprehensive (loss) income		(33,057)	114,215
Less: Comprehensive income attributable to noncontrolling interest		704	169
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(33,761)	$114,046

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,718,163	$985,434	$43,991	(1,943)	$(35,653)	$2,714,704	$9,659	$2,724,363
Acquisition of Ipsogen S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(487)	(487)
Net income		—	—	—	8,923	—	—	—	8,923	188	9,111
Proceeds from subscription receivables		—	—	651	—	—	—	—	651	—	651
Translation adjustment, net	(12)	—	—	—	—	(42,684)	—	—	(42,684)	516	(42,168)
Purchase of treasury shares	(13)	—	—	—	—	—	(3,304)	(67,064)	(67,064)	—	(67,064)
Issuance of common shares in connection with stock plan		3,200	43	21,613	—	—	—	—	21,656	—	21,656
Share-based compensation	(16)	—	—	26,745	—	—	—	—	26,745	—	26,745
Excess tax benefit of employee stock plans		—	—	3,437	—	—	—	—	3,437	—	3,437
BALANCE AT SEPTEMBER 30, 2013		239,687	$2,812	$1,770,609	$994,357	$1,307	(5,247)	$(102,717)	$2,666,368	$9,876	$2,676,244

BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	—	$—	$2,548,304	$9,494	$2,557,798
Net income		—	—	—	91,087	—	—	—	91,087	166	91,253
Proceeds from subscription receivables		—	—	636	—	—	—	—	636	—	636
Unrealized gain, net on hedging contracts		—	—	—	—	220	—	—	220	—	220
Realized loss, net on hedging contracts		—	—	—	—	234	—	—	234	—	234
Translation adjustment, net		—	—	—	—	22,503	—	—	22,503	3	22,506
Issuance of common shares in connection with stock plan		2,151	29	15,808	—	—	—	—	15,837	—	15,837
Share-based compensation		—	—	18,944	—	—	—	—	18,944	—	18,944
Excess tax benefit of employee stock plans		—	—	4,358	—	—	—	—	4,358	—	4,358
BALANCE AT SEPTEMBER 30, 2012		236,372	$2,768	$1,713,479	$947,015	$38,861	—	$—	$2,702,123	$9,663	$2,711,786

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine months ended
		September 30,
	Note	2013	2012
		(unaudited)
Cash flows from operating activities:
Net income		$9,111	$91,253
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		145,096	143,576
Non-cash impairment of intangibles and other assets		42,768	—
Share-based compensation expense	(16)	26,745	18,944
Excess tax benefits from share-based compensation		(3,437)	(4,358)
Deferred income taxes		(17,802)	(28,872)
Other		(17,048)	6,172
Net changes in operating assets and liabilities:
Accounts receivable		15,926	4,815
Inventories		(28,730)	(22,172)
Accounts payable		(16,420)	(4,915)
Accrued and other liabilities		23,178	(20,556)
Other		(2,617)	(8,921)
Net cash provided by operating activities		176,770	174,966
Cash flows from investing activities:
Purchases of property, plant and equipment		(55,836)	(67,931)
Proceeds from sale of equipment		45	1,020
Purchases of intangible assets		(22,060)	(17,556)
Purchases of investments		(4,196)	(7,085)
Cash paid for acquisitions, net of cash acquired		(169,886)	(131,997)
Purchases of short-term investments		—	(4,609)
Proceeds from sales of short-term investments		15,859	5,438
Other investing activities		(1,006)	—
Net cash used in investing activities		(237,080)	(222,720)
Cash flows from financing activities:
Net proceeds from short-term debt		—	68,821
Repayment of long-term debt		(1,066)	(97)
Principal payments on capital leases		(3,100)	(2,750)
Proceeds from subscription receivables		651	636
Excess tax benefits from share-based compensation		3,437	4,358
Proceeds from issuance of common shares		21,655	15,837
Purchase of treasury shares		(67,064)	—
Other financing activities		(4,292)	(5,219)
Net cash (used in) provided by financing activities		(49,779)	81,586
Effect of exchange rate changes on cash and cash equivalents		(3,960)	3,264
Net (decrease) increase in cash and cash equivalents		(114,049)	37,096
Cash and cash equivalents, beginning of period		394,037	221,133
Cash and cash equivalents, end of period		$279,988	$258,229
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (QIAGEN, we, our or the Company) is a leading provider of innovative Sample and Assay Technologies. These technologies—consumable products such as sample and assay kits and automated instrumentation systems—empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups; and Academic researchers. We market our products in more than 100 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries, and any partially owned subsidiaries that the Company has the ability to control which are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On April 29, 2013, we acquired Ingenuity Systems, Inc., located in Redwood City, California (Ingenuity). Accordingly, as of April 29, 2013, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include Ingenuity’s operating results beginning April 29, 2013. On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include AmniSure’s operating results beginning May 3, 2012.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization, our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2012 including the adoption of new standards and interpretations as of January 1, 2013.

Adoption of New Accounting Standards
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” (ASU 2011-11). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The requirements of ASU 2011-11 are to be applied retrospectively and became effective for us on January 1, 2013. The adoption of this standard update did not have any impact on our consolidated financial statements.
In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 became effective for us in the period beginning January 1, 2013 and its adoption did not have an effect on our financial position, results of operations or cash flows.
In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (AOCI) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective for us on January 1, 2013.
In July 2013, the FASB issued ASU No. 2013-10 (ASU 2013-10), "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" (a consensus of the FASB Emerging Issues Task Force), which permits the use of the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate), in addition to the U.S. Treasury rate (UST) and London Interbank Offered Rate (LIBOR), as a U.S. benchmark interest rate for hedge accounting purposes under FASB ASC Topic 815, Derivatives and Hedging. Under ASU 2013-10, entities should apply the ASU prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We do not have any qualifying or redesignated hedging relationships as of September 30, 2013 and therefore the adoption of this standard update did not have an effect on our financial position, results of operations or cash flows.

New Accounting Standards Not Yet Adopted

In February 2013, the FASB issued Accounting Standards Update No. 2013-04, "Liabilities (Topic 405) ─Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" (ASU 2013-04). The amendments in this update provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The requirements of ASU 2013-04 will become effective for us on January 1, 2014. We do not expect the adoption of these provisions to have a material impact on our consolidated financial statements.
In March 2013, the FASB issued Accounting Standards Update No. 2013-05, "Foreign Currency Matters (Topic 830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05). The amendments in ASU 2013-05 provide guidance on releasing Cumulative Translation Adjustments (CTA) when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted and early adoption is permitted. ASU 2013-05 will become effective for us in the period beginning January 1, 2014 and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (ASU 2013-11), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" (a consensus of the FASB Emerging Issues Task Force), which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. ASU 2013-11 will become effective for us in the period beginning January 1, 2014 and we are currently evaluating the impact the adoption will have on our financial statements.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2013 Acquisition
On April 29, 2013, we acquired 100% of the outstanding common shares of Ingenuity Systems, Inc. (Ingenuity), a leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. The cash consideration totaled $107.0 million, of which $0.2 million was unpaid as of September 30, 2013 and $10.0 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Ingenuity did not have a material impact to net sales, net income or earnings per share and therefore no proforma information has been provided herein.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of certain assets and liabilities, including intangible assets acquired, deferred taxes and liabilities. Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying condensed consolidated statements of income.
The preliminary purchase price allocation is as follows:

(in thousands)	Ingenuity Systems acquisition
Purchase Price:
Cash consideration	$107,001
$107,001

Preliminary Allocation:
Cash and cash equivalents	$4,449
Accounts receivable	2,018
Prepaid and other current assets	1,712
Current deferred tax asset	2,518
Fixed and other long-term assets	2,648
Long-term deferred tax asset	10,269
Accounts payable	(2,662)
Accruals and other current liabilities	(14,545)
Liabilities assumed	(557)
Developed technology, licenses and know-how	37,903
Tradenames	3,359
In-process research and development	2,069
Customer relationships	1,023
Goodwill	75,520
Deferred tax liability on fair value of identifiable intangible assets acquired	(18,723)
$107,001

The weighted-average amortization period for the intangible assets is 14.1 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition date, the results of Ingenuity have been included in our consolidated results through September 30, 2013. Net sales totaled $6.3 million and $9.3 million, respectively, and net loss attributable to the owners of QIAGEN N.V. was $2.1 million and $3.5 million, respectively, for the three- and nine-month periods ended September 30, 2013. Acquisition-related costs for Ingenuity for the nine-month period ended September 30, 2013 amounted to $0.5 million.

Other Acquisitions
During the third quarter of 2013, we completed the acquisition of CLC bio, a privately-held company located in Aarhus, Denmark. This acquisition was not significant to the overall consolidated financial statements. During 2011, we acquired a majority shareholding in Ipsogen S.A. (Ipsogen), a publicly listed company founded and based in Marseille, France. During 2013, we acquired additional Ipsogen shares for a total of $0.5 million and held 89.96% of the Ipsogen shares as of September 30, 2013.

4.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. The last group of initiatives included actions to focus R&D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. Restructuring charges were recorded in 2013 as part of this transformational project. The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected prospectively in the applicable line item in the condensed consolidated statements of income.

In the first nine months of 2013, we recorded pretax restructuring charges of $61.5 million in general, administrative, restructuring and other. The pretax charges consist of $19.7 million for personnel related costs, $11.8 million of fixed and intangible asset impairments, $2.1 million for contract termination costs, and $27.9 million of other costs including consulting costs. Additionally, we recorded $38.7 million in cost of sales which includes $25.2 million of fixed and intangible asset impairments, $6.7 million for contract termination costs, $4.0 million for the write off of inventory, and $2.8 million for personnel costs. In 2012, we recorded pretax restructuring charges of $16.9 million in general, administrative, restructuring and other. Since 2011, we have incurred cumulative restructuring costs totaling $216.1 million which include $48.1 million for personnel related costs, $96.6 million of impairments, and $71.4 million of contract, consulting and other related costs. We expect further restructuring charges in the remainder of 2013 to complete this project.

The following table summarizes the components of the restructuring costs. At September 30, 2013 and December 31, 2012, restructuring accruals of $16.6 million and $4.9 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2012	$2,321	$2,466	$137	$4,924
Additional costs in 2013	22,484	—	8,842	31,326
Payments	(13,496)	(710)	(5,552)	(19,758)
Release of excess accrual	(60)	(130)	(24)	(214)
Foreign currency translation adjustment	402	(90)	23	335
Balance at September 30, 2013	$11,651	$1,536	$3,426	$16,613

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of September 30, 2013 and December 31, 2012, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $12.7 million and $15.5 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the nine-month period ended September 30, 2013, we recorded an impairment of a cost method investment of $3.4 million in other expense, net.
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment.
We also have 100% interests in two entities established for the purpose of issuing convertible debt which are not consolidated. These entities are discussed in Note 9.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$310,308	$(155,741)	$304,380	$(134,688)
Developed technology	691,047	(293,629)	678,888	(270,575)
Customer base and trademarks	389,612	(140,607)	391,388	(126,743)
	$1,390,967	$(589,977)	$1,374,656	$(532,006)
Unamortized Intangible Assets:
In-process research and development	$8,769		$11,222
Goodwill	1,865,822		1,759,898
	$1,874,591		$1,771,120

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2013, a development project was completed and $4.5 million of in-process research and development costs were reclassified into developed technology and $2.1 million was added from the Ingenuity acquisition. The amortization of the remaining in-process research and development is expected to begin during 2014 as the projects are completed.
The changes in intangibles assets in 2013 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2012	$853,872	$1,759,898
Additions	11,678	—
Acquisition	71,549	127,512
Amortization	(93,832)	—
Impairment losses	(19,696)	—
Foreign currency translation adjustments	(13,812)	(21,588)
Balance at September 30, 2013	$809,759	$1,865,822

In connection with the restructuring discussed more fully in Note 4, impairment charges of $19.7 million related to discontinued projects were recorded as $17.0 million in cost of sales and $2.7 million in general and administrative, restructuring, integration and other costs in the three- and nine-month periods ended September 30, 2013. Cash paid for purchases of intangible assets during the nine-months ended September 30, 2013 totaled $22.1 million of which $10.4 million is included in other long-term assets in the accompanying balance sheet.

The changes in the carrying amount of goodwill for the nine-months ended September 30, 2013 resulted primarily from our acquisitions in 2013 and changes in foreign currency translation.

For the three- and nine-month periods ended September 30, 2013 amortization expense on intangible assets totaled approximately $32.0 million and $93.8 million compared to $34.1 million and $97.9 million for the three- and nine-month periods ended September 30, 2012. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2014	$142.6
2015	$141.7
2016	$138.8
2017	$125.0
2018	$99.1

7.	Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

During 2012, we held derivatives that qualified for hedge accounting, were classified as cash-flow hedges and matured late in 2012. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. We did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges in 2013 or 2012. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows. As of September 30, 2013 we did not have any derivatives that were accounted for as hedging instruments.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
In 2012, we were party to cross-currency swaps with a notional amount of $120.0 million which were entered into in connection with the notes payable to Euro Finance (see Note 9) and which qualified as cash-flow hedges until maturity in November 2012.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2013, an aggregate notional value of $656.1 million and fair value of $0.5 million included in prepaid and other assets and $10.1 million included in accrued and other liabilities, respectively, and which expire at various dates through April 2014.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of $574.5 million and fair values of $0.8 million and $12.9 million which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2013.
The transactions were entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements were recognized in other income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2013 and December 31, 2012:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Undesignated derivative instruments
Foreign exchange contracts	$468	$833	$(10,109)	$(12,911)
Total derivative instruments	$468	$833	$(10,109)	$(12,911)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains and losses on derivative instruments for the three and nine months ended September 30, 2013 and 2012:

Three months ended September 30, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(15,381)

Three months ended September 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$(3,226)	Other income, net	$3,313	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(4,907)

Nine months ended September 30, 2013 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$(9,048)

Nine months ended September 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	315	Other (expense) income, net	335	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$5,935

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the condensed consolidated statements of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012:

	As of September 30, 2013				As of December 31, 2012
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$8,238	$67,525	$—	$75,763	$7,989	$82,462	$—	$90,451
Foreign exchange contracts	—	468	—	468	—	833	—	833
	$8,238	$67,993	$—	$76,231	$7,989	$83,295	$—	$91,284
Liabilities:
Foreign exchange contracts	$—	$10,109	$—	$10,109	$—	$12,911	$—	$12,911
Contingent consideration	—	—	5,992	5,992	—	—	18,983	18,983
	$—	$10,109	$5,992	$16,101	$—	$12,911	$18,983	$31,894

For liabilities with Level 3 inputs, the following table summarizes the activity for the nine months ended September 30, 2013:

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2012	$18,983
Additions from changes in estimates	1,756
Payments	(3,834)
Gain included in earnings	(10,936)
Foreign currency translation adjustments	23
Ending balance at September 30, 2013	$5,992

During 2013, a gain for the reduction in the fair value of contingent consideration totaling $10.9 million was included in the condensed consolidated statement of income of which $10.4 million was recognized in cost of sales and $0.5 million was recognized in general and administrative, restructuring, integration and other.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three- and nine-month periods ended September 30, 2013 and 2012 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of intangible assets and manufacturing equipment that was written-down in connection with restructuring activities as discussed in Note 4 and the impairment of a cost method investment as discussed in Note 5.

9.	Debt

Our credit facilities available at September 30, 2013 total €438.0 million (approximately $591.5 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at September 30, 2013 or at December 31, 2012, and four other lines of credit amounting to €38.0 million with no expiration date, none of which were utilized as of September 30, 2013 or as of December 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2013. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2013. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes at September 30, 2013 was approximately $380.2 million.
At September 30, 2013, total long-term debt was approximately $846.7 million, $0.3 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in the next twelve months.
Total long-term debt consists of the following:

(in thousands)	September 30, 2013	December 31, 2012
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% due in May 2026	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 16, 2019	73,000	73,000
3.75% Series B Senior Notes due October 16, 2022	300,000	300,000
3.90% Series C Senior Notes due October 16, 2024	27,000	27,000
Other notes payable bearing interest up to 6.28% and due through November 2015	1,661	1,992
Total long-term debt	846,661	846,992
Less current portion	326	948
Long-term portion	$846,335	$846,044

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at September 30, 2013 and December 31, 2012, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7% and were originally due in December 2014. In 2012, we refinanced the $300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Euro Finance to issue shares to the note holders in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes are callable subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2006 Notes for 100% of the outstanding principal amount, plus accrued interest, on May 16, 2017 and/or on May 16, 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at September 30, 2013 was approximately $371.3 million. We have reserved 15.0 million common shares for issuance in the event of conversion of the 2006 Notes.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and at September 30, 2013 and December 31, 2012, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. The 2004 Notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at September 30, 2013 was $247.4 million. We have reserved 11.5 million common shares for issuance in the event of conversion of the 2004 Notes.

10.	Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended September 30, 2013 and 2012, the effective tax rates were (34.4)% and 14.6%, respectively. In the nine-month periods ended September 30, 2013 and 2012, the effective tax rates were (41.0)% and 14.4%. Our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2013, our net unrecognized tax benefits totaled approximately $10.3 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2008.
As of September 30, 2013, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of September 30, 2013 and December 31, 2012:

(in thousands)	September 30, 2013	December 31, 2012
Raw materials	$28,902	$29,755
Work in process	30,774	34,231
Finished goods	83,481	71,307
Total inventories	$143,157	$135,293

12.	Accumulated Other Comprehensive Income
The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2013 and December 31, 2012:

(in thousands)	September 30, 2013	December 31, 2012
Net unrealized gain on pension, net of tax	$(483)	$(483)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $6.4 million and $4.4 million in 2013 and 2012, respectively	11,819	5,954
Foreign currency translation adjustments	(10,029)	38,520
Accumulated other comprehensive income	$1,307	$43,991

13.	Share Repurchase Program

In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In the first half of 2013, 3.1 million QIAGEN shares were repurchased for $63.3 million under this program. We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.

In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately five million shares until September 30, 2013. In 2013, 0.2 million QIAGEN shares were repurchased for $3.7 million under this program.

The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

14.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute earnings per common share:

	Three months ended
	September 30,
(in thousands, except per share data)	2013	2012
Net income attributable to the owners of QIAGEN N.V.	$40,701	$29,163

Weighted average number of common shares used to compute basic net income per common share	234,463	236,287
Dilutive effect of warrants	5,133	3,263
Dilutive effect of stock options and restricted stock units	2,809	2,548
Weighted average number of common shares used to compute diluted net income per common share	242,405	242,098
Outstanding options and awards having no dilutive effect, not included in above calculation	1,471	1,908
Outstanding warrants having no dilutive effect, not included in above calculation	21,334	23,204

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.12
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.17	$0.12

	Nine months ended
	September 30,
(in thousands, except per share data)	2013	2012
Net income attributable to the owners of QIAGEN N.V.	$8,923	$91,087

Weighted average number of common shares used to compute basic net income per common share	233,954	235,630
Dilutive effect of warrants	4,622	2,617
Dilutive effect of stock options and restricted stock units	2,862	2,158
Weighted average number of common shares used to compute diluted net income per common share	241,438	240,405
Outstanding options and awards having no dilutive effect, not included in above calculation	1,853	3,241
Outstanding warrants having no dilutive effect, not included in above calculation	21,845	23,850

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.39
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.04	$0.38

15.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $127.5 million based on the achievement of certain revenue and operating results milestones as follows: $10.6 million in the remainder of 2013, $23.5 million in 2014, $16.4 million in 2015, $17.7 million in 2016, $7.0 million in 2017, and $52.3 million payable in any 12-month period from now through 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $127.5 million total contingent obligation, we have assessed the fair value at September 30, 2013 to be $6.0 million, which is included in accrued and other liabilities as of September 30, 2013.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that can be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million as of September 30, 2013 ($7.5 million as of December 31, 2012). In addition, we have recorded $0.1 million for preacquisition contingencies as a liability under accrued and other liabilities as of September 30, 2013 ($5.5 million as of December 31, 2012).
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $4.3 million and $4.4 million as of September 30, 2013 and December 31, 2012, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of September 30, 2013, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

16.	Share-Based Compensation
Stock Options
During the three- and nine-month periods ended September 30, 2013, we granted options to purchase 1,700 and 542,403 common shares, respectively, compared to 6,028 and 529,899 common shares for the three- and nine-month periods ended September 30, 2012, respectively.
The unrecognized share-based compensation expense related to employee stock option awards, less estimated forfeitures, was approximately $3.8 million, as of September 30, 2013 which will be recognized over a period of 1.8 years.
Stock Awards
Stock-based awards consist of restricted stock units, which have time-based vesting, and performance stock units which have a performance hurdle in addition to the time vesting. During the three- and nine-month periods ended September 30, 2013, we granted 0.4 million and 2.7 million stock awards, respectively, compared to 49,150 and 2.4 million stock awards for the three- and nine-month periods ended September 30, 2012, respectively.
At September 30, 2013, there was $96.3 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a period of 2.63 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2013 and 2012 is comprised of the following:

	Three months ended
	September 30,
Compensation Expense (in thousands)	2013	2012
Cost of sales	$585	$538
Research and development	2,295	978
Sales and marketing	2,265	1,492
General and administrative, restructuring, integration and other	3,142	3,309
Share-based compensation expense before taxes	8,287	6,317
Less: income tax benefit	2,112	1,376
Net share-based compensation expense	$6,175	$4,941

	Nine months ended
	September 30,
Compensation Expense (in thousands)	2013	2012
Cost of sales	$2,290	$1,751
Research and development	5,124	3,115
Sales and marketing	7,148	4,575
General and administrative, restructuring, integration and other	12,183	9,503
Share-based compensation expense before taxes	26,745	18,944
Less: income tax benefit	5,902	4,232
Net share-based compensation expense	$20,843	$14,712

During the three- and nine-month periods ended September 30, 2013, we recognized expense of $1.4 million in connection with retirement provisions for Supervisory Board members. No compensation cost was capitalized in inventory at September 30, 2013 or December 31, 2012 as the amounts were not material.

17.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of September 30, 2013 and December 31, 2012, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.4 million and $4.4 million, respectively and amounts receivable from QIAGEN Finance of $1.1 million and $3.4 million. As of September 30, 2013 and December 31, 2012, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $7.9 million and $2.6 million and amounts receivable from Euro Finance of $3.8 million and $1.3 million, respectively. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

In June 2013, we collected $1.6 million from a loan receivable due from a company in which we also hold an interest.
During 2012, we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we will pay a total of $7.7 million in 2013 and another $2.0 million in total based on the achievement of certain milestones.

18.	Subsequent Event

Since September 30, 2013 and through October 30, 2013, we have repurchased 483,576 QIAGEN shares on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 15.62 (approximately €7.6 million, or $10.0 million in total) under the share repurchase program discussed more fully in Note 13.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2012.
Results of Operations
Overview
We are the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing- government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of September 30, 2013, we employed approximately 4,100 people in more than 35 locations worldwide.
We are accelerating the pace of innovation and growth in 2013 despite challenging market conditions. Building on the progress of strategic initiatives to leverage our leadership in Sample & Assay Technologies across all customer classes, our 2013 goals focus on continuing to drive platform success, adding test content for use in all customer classes and broadening our geographic presence. Additional goals are to deliver efficiency and effectiveness through resource allocation, improve our position as an employer of choice and enhance customer experience.

Among recent developments in 2013:

•
QIAsymphony breaks through 1,000 placements and expands menu: We reached an important milestone in the success of our QIAsymphony automation platform, surpassing 1,000 cumulative placements during the third quarter of 2013. QIAsymphony is the industry’s first modular sample-to-result system that runs commercial assays as well as laboratory-developed tests. Building on more than 750 placements at the end of 2012, demand remains strong for the QIAsymphony platform among customers in Molecular Diagnostics and the Life Sciences customer classes, driven by having the broadest range of tests available on a platform. Important new product launches are expanding the content menu on QIAsymphony, and we have a portfolio of more than 35 assays in development. In Europe, we launched the artus CT/NG QS-RGQ Kit, a test optimized for the detection of Chlamydia trachomatis (CT) and Neisseria gonorrhoeae (NG) infections. This new artus CT/NG QS-RGQ Kit and QIAsymphony RGQ delivers a CE-IVD-compliant workflow that has been validated with vaginal, cervical and male urethral swabs as well as with urine samples.

•
Addition of CLC bio builds leadership in biological analysis: We recently acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. It strengthens our rapidly emerging portfolio of “universal” products that can be used with any NGS sequencer as well as providing a key element to the portfolio of automated solutions for the GeneReader™ benchtop NGS sequencer workflow, which is currently in late-stage development. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. It serves leading research institutions and top pharmaceutical companies worldwide. CLC bio’s products are used as an integrating workbench to handle biological data generated by a sequencer through a series of analysis stages. The addition of this portfolio follows our recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis. The “cross-platform” systems offered by CLC bio support all major NGS platforms. We intend to offer client/server- based solutions using CLC bio products for the GeneReader system. Financial terms of the transaction were not disclosed. We do not expect CLC bio to have a material financial impact on our results for 2013.

•
Expanding leadership in biological interpretation: The rapid adoption of Ingenuity® Variant AnalysisTM, a market-leading solution based on the Ingenuity Knowledge Base, is solidifying our position as the leader in biological data interpretation and reporting. More than 4,000 users representing over 500 leading institutions already have adopted this solution as part of the rapid uptake in clinical areas. Interpretation of raw biological data is considered one of the most significant challenges in NGS applications, and our Ingenuity portfolio provides powerful solutions to address this bottleneck. Among the new customers is the Genetic Testing Laboratory at the Icahn Institute for Genomics and Multiscale Biology at Mount Sinai in New York, which has adopted Ingenuity Variant Analysis for research and translational genomics applications related to characterizing and identifying rare diseases. We also announced a new collaboration with the Center for Applied Genomics at the Children’s Hospital of Philadelphia involving a large-scale NGS study to identify causal variants in rare childhood diseases.

•
NGS initiative from biological sample to valuable molecular insights: We are delivering on a strategic initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing (NGS) in clinical research and diagnostics. We are creating differentiated solutions for workflow challenges. These solutions can accelerate the adoption of NGS in these targeted areas, particularly through improved automation compared to current systems to generate sequencing data as well through the acceleration of data analysis and interpretation. Key elements include developing and commercializing an innovative sample-to-insight workflow, incorporating the GeneReaderTM benchtop NGS sequencer with the QIAcube and QIAcube NGS instruments for full automation of pre-analytic steps, and also integrating the market-leading biological data analysis, interpretation and reporting capabilities provided by CLC bio and Ingenuity. We placed the system with select customers for early testing, and initiatives are under way for a phased launch to select customer groups and broad commercialization in 2014. Another key element is commercializing “universal” solutions that are compatible with any NGS platform on the market and functional in a wide range of applications. Products launched to date include several pre-analytic kits, including the REPLI-g Single Cell Kit that enables sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneReadTM DNAseq gene panels for enrichment of targeted DNA regions, which are aligned with interpretation based on Ingenuity Variant AnalysisTM. The current portfolio of nine cancer-focused gene panels is being expanded to 20 gene panels for use in cancer and other areas, including inherited diseases and cardiovascular conditions.

•
Personalized Healthcare: We are advancing our global leadership in companion diagnostics, which are used by physicians to guide treatment decisions, through new product launches as well as new co-development agreements with leading pharmaceutical companies. In July, the U.S. Food and Drug Administration (FDA) approved the therascreen EGFR RGQ PCR Kit as a companion diagnostic to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim, which received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. Discussions with healthcare payers in the U.S. have been very positive, with reimbursement levels reflecting the value of this test in improving healthcare outcomes for patients. The EGFR approval follows the 2012 U.S. launch of the therascreen KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Bristol-Myers Squibb for metastatic colorectal cancer patients. We also expanded our portfolio of co-development projects with agreements that include partnership extensions as well as new projects with pharmaceutical companies. In one of the new partnerships, which was announced on October 21, with Clovis Oncology (NASDAQ: CLVS) have entered into a framework to co-develop and co-commercialize a companion diagnostic test to guide the use of CO-1686, which is currently in clinical development and targets an unmet clinical need in patients with epidermal growth factor receptor (EGFR) driven non-small cell lung cancer (NSCLC) for whom current EGFR-inhibiting drugs no longer control disease.

Recent Acquisitions
We have made a number of strategic acquisitions, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
During the third quarter 2013, we acquired CLC bio, a global leader in bioinformatics software with a focus on next-generation sequencing (NGS). This acquisition creates a complete workflow from biological sample to valuable molecular insights. CLC bio, a privately-held company based in Aarhus, Denmark, was founded in 2005 and has created the leading commercial data analysis solutions and workbenches for NGS. The addition of this portfolio follows our recent acquisition of Ingenuity Systems, Inc., the market leader in solutions for handling biological data through the interpretation and reporting stages. CLC bio’s leading products are CLC Genomics Workbench, a comprehensive and user-friendly analysis package for analyzing, comparing and visualizing NGS data; and CLC Genomics Server, a flexible enterprise-level infrastructure and analysis backbone for NGS data analysis. We do not expect CLC bio to have a material financial impact on our results for 2013.

•
On April 29, 2013, we acquired Ingenuity Systems, Inc., the leading provider of software solutions that efficiently and accurately analyze and interpret the biological meaning of genomic data. Ingenuity, a privately-held U.S. company based in California's Silicon Valley, created a market leading, expertly curated knowledge system of biomedical information and analysis solutions for the exploration, interpretation and analysis of complex biological systems. New technologies such as next-generation sequencing (NGS) are now generating more data in a single year than was created in all prior history, making the analysis and interpretation of this extensive and very complex biological data a critical success factor.

•
In June 2012, we unveiled an initiative to enter the NGS market, including our early 2012 acquisition of Intelligent Bio-Systems, Inc., which added important expertise and innovative technologies in this emerging field. Our NGS initiative aims to expand next-generation sequencing technologies from the current focus on life science research into routine use in clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate a next-generation benchtop sequencer, our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. Our new NGS platform is expected to be phased into the market in 2013.

•
In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of our Company as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Three- and Nine- Month Periods Ended September 30, 2013 compared to Three- and Nine-Month Periods Ended September 30, 2012
Net Sales
In the third quarter of 2013, net sales increased by 6% to $322.1 million, from $304.3 million in the third quarter of 2012. Total sales growth was split evenly between the ongoing product portfolio and contributions from Ingenuity (acquired April 29, 2013). Currency movements had a negative impact of less than one percentage point on reported sales in the third quarter of 2013.
Net sales advanced 4% in the nine-months period ended September 30, 2013 compared to the same period of 2012, particularly Molecular Diagnostics (+9%), as higher sales of consumables and other revenues (+5%) more than offset lower instrument sales (-4%). Total sales growth was split evenly between the ongoing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013) and AmniSure (acquired May 3, 2012). Currency movements had no significant impact on reported sales growth in the nine months ended September 30, 2013.
Geographic regions: In the third quarter of 2013, all regions advanced at single-digit rates. The Americas (+8%, 51% of sales) advanced on higher sales in Mexico, Brazil and the U.S., where sales growth more than offset lower contributions from products used for HPV (human papillomavirus) screening. The Asia-Pacific / Japan region (+0%, 18% of sales) was led by solid gains in China, India and Taiwan, while sales in Japan were largely unchanged. The Europe / Middle East / Africa region (+8%, 31% of sales) rose on improving results in Turkey, United Kingdom, Germany and Italy. Sales in the top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) grew 38% and represented 15% of total sales, with double-digit gains in many key markets.
Product categories: In the third quarter of 2013, consumables and related revenues (+7%, 88% of sales) rose across all customer classes was led by Molecular Diagnostics and Applied Testing. Contributions from products in the Ingenuity portfolio (recorded in this product category) also supported underlying sales growth in Academia, Pharma and Molecular Diagnostics. For the first nine months of 2013, consumables and related revenues were up 5% and represented 88% of sales.
Instruments (+0%, 12% of sales) were led by double-digit growth in Molecular Diagnostics, supported by growing revenues from multi-year reagent rental placements of the QIAsymphony automation system. Instrument sales were also higher in Applied Testing, which has faced a tough comparison against very strong results during 2012. Pharma and Academia sales of instruments were lower compared to the year-ago period, mainly due to reduced funding for life sciences research. For the first nine months of 2013, instrument sales declined 4% and represented 12% of sales.
Customer classes: An overview of performance in QIAGEN’s four customer classes:
Molecular Diagnostics, which contributed approximately 51% of net sales and 11% growth in the third quarter of 2013 compared to the third quarter of 2012, delivered double-digit growth in both consumables and instruments, backed by growing sales of the QIAsymphony automation platform and QuantiFERON. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) maintained a growth pace led by rapid penetration in the U.S. Sales of products for HPV testing continued

to decline at the expected rate of approximately 13% in the U.S. due to implementation of multi-year customer agreements in light of new competitor pricing actions. Sales of products related to HPV were sharply higher in the rest of the world. In Profiling, the growing base of installed QIAsymphony platforms drove consumables sales growth. Personalized Healthcare sales were mixed, with growth in sales of companion diagnostic assays partially offset by timing-related significantly lower revenues from co-development projects compared to the same period in 2012. In Point of Need, the AmniSure assay achieved results above its target growth rate. In the first nine months of 2013, Molecular Diagnostics rose 9% compared to the same period in 2012 and represented 50% of sales.
Applied Testing, which represented approximately 8% of net sales, returned to growth in the third quarter of 2013 of 6%, with growth in both consumables and instruments and most of the incremental gains coming from the Asia-Pacific / Japan region. In the first nine months of 2013, Applied Testing sales were up 2% compared to the same period in 2012 and represented 8% of sales.
In Pharma, which represented approximately 19% of net sales, delivered improved results with 2% growth in the third quarter of 2013. Growth in consumables more than offset a decline in instruments. All regions contributed to growth, which also included first-time contributions from Ingenuity. In the first nine months of 2013, Pharma sales were up 1% compared to the same period in 2012 and represented 19% of sales.
Academia, which contributed approximately 22% of net sales in the third quarter of 2013, decreased 1% with improving consumables sales but sharply lower instrument sales. The Asia-Pacific / Japan region showed the strongest growth, led by China, while conditions remained weak in the U.S. due the ongoing U.S. government sequestration (which took effect in March 2013) and cautious buying patterns ahead of the U.S. government shutdown in October 2013. The first-time contributions from Ingenuity added to the underlying sales performance, which was largely unchanged compared to the third quarter of 2012. In the first nine months of 2013, Academia sales decreased 3% to the same period in 2012 and represented 23% of sales.
Gross Profit
Gross profit was $210.7 million (65% of net sales) for the three-month period ended September 30, 2013, as compared to $199.2 million (65% of net sales) in the same period in 2012. Gross profit for the nine-months period ended September 30, 2013 was $579.6 million (62% of net sales) as compared to $591.5 million (65% of net sales) for the same period in 2012. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Additionally in 2013, in connection with our restructuring efforts we recorded $38.7 million in cost of sales which includes $25.2 million of impairments, $6.7 million for contract termination costs, $4.0 million for the write off of inventory, and $2.8 million for personnel costs. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the third quarter of 2013, the amortization expense on acquisition-related intangibles within cost of sales increased to $19.9 million compared to $19.1 million in the 2012 period and for the nine months ended September 30, 2013 decreased to $57.5 million compared to $59.2 million in the same period of 2012. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses increased by 11% to $34.3 million (11% of net sales) in the third quarter of 2013, compared to $31.0 million (10% of net sales) in the same period of 2012. For the nine months ended September 30, 2013, research and development expenses increased by 13% to $102.3 million (11% of net sales), compared to $90.3 million (10% of net sales) for the same period in 2012. The increase in research and development expense in 2013 primarily reflects the May 2013 acquisition of Ingenuity. Our business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 9% to $92.2 million (29% of net sales) in the third quarter of 2013 from $84.9 million (28% of net sales) in the same period of 2012. Sales and marketing expenses increased by 8% to $273.0 million (29% of net sales) for the nine months ended September 30, 2013, from $252.5 million (28% of net sales) for the same period in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. On January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the

U.S. healthcare reform laws enacted in 2010. The excise tax is included in sales and marketing expense. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other Costs
General and administrative, business integration, restructuring and related costs were $40.8 million (13% of net sales) in the third quarter of 2013 as compared to $34.7 million (11% of net sales) in the third quarter of 2012. During the nine-months period ended September 30, 2013, we recorded general and administrative, business integration, restructuring and related costs of $148.9 million (16% of net sales), compared to $100.6 million (11% of net sales) for the same period 2012. The net increase includes $61.5 million in restructuring costs in 2013 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our acquisitions, partially offset by operational efficiencies. This includes fixed and intangible asset impairment charges of $11.8 million. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project eliminated organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2013. Over time, we believe the integration and restructuring activities will reduce expenses as we improve efficiency in operations.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
During the quarter ended September 30, 2013, the amortization expense on acquisition-related intangibles within operating expense decreased to $9.0 million compared to $9.6 million the same period of 2012. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
During the nine months ended September 30, 2013, we recorded amortization expense on acquisition-related intangibles within operating expense of $26.1 million, compared to $27.2 million for the same period in 2012.
Other Income (Expense)
Total other expense was $4.1 million and $22.9 million in the three- and nine-month periods ended September 30, 2013, respectively, compared to $4.9 million and $14.3 million in the same periods of 2012, respectively. Total other expense is primarily the result of interest expense partially offset by interest income and gains on foreign currency transactions. Additionally, during the second quarter of 2013 we recorded in other expense the full impairment of $3.4 million of an investment in a privately held company.
Interest expense increased to $7.5 million and $23.0 million in the three- and nine-month periods ended September 30, 2013, respectively, compared to $5.0 million and $15.1 million for the same periods of 2012, respectively. Interest costs primarily relate to debt, discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements. Interest expense increased primarily as a result of the $400.0 million of new senior unsecured notes issued in October 2012.
For the three-month period ended September 30, 2013 and 2012, interest income was $0.6 million. For the nine months ended September 30, 2013 and 2012, interest income was $1.8 million. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three- and nine-month periods ended September 30, 2013, gains on foreign currency transactions totaled $2.1 million and $1.1 million as compared to losses of $1.0 million and $4.1 million in the same period 2012. These gains and losses are due to foreign currency fluctuations.
Provision for Income Taxes
In the third quarters of 2013 and 2012, our effective tax rates were (34.4)% and 14.6%, respectively. For the nine months ended September 30, 2013 and 2012, our effective tax rates were (41.0)% and 14.4%, respectively. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. However, our negative rates in 2013 are primarily the result of restructuring charges and impairments which are attributable to higher taxed jurisdictions.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2013 and December 31, 2012, we had cash and cash equivalents of $280.0 million and $394.0 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2013, cash and cash equivalents had decreased by $114.0 million from December 31, 2012, primarily due to cash used in investing activities of $237.1 million and financing activities of $49.8 million partially offset by cash provided by operating activities of $176.8 million. As of September 30, 2013 and December 31, 2012, we had working capital of $570.2 million and $725.8 million, respectively.
Operating Activities. For the nine months ended September 30, 2013 and 2012, we generated net cash from operating activities of $176.8 million and $175.0 million, respectively. While net income was $9.1 million in the nine months ended September 30, 2013, non-cash components in income included $145.1 million of depreciation and amortization and $42.8 million of impairments. Operating cash flows include a net decrease in working capital of $8.7 million, primarily due to increased inventories and payments made in connection with restructuring activities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $237.1 million of cash was used in investing activities during the nine months ended September 30, 2013, compared to $222.7 million for the same period in 2012. Investing activities during the nine months ended September 30, 2013 consisted principally of cash paid for acquisitions, net of cash acquired, of $169.9 million which was primarily for the purchase of Ingenuity as discussed in Note 3. Further, $55.8 million was paid for purchases of property and equipment, including our ongoing construction projects in the U.S., as well as $22.1 million paid for intangible assets.
In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA facilities, respectively. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2014, with both projects being completed at an estimated total cost of approximately $98.0 million, of which $91.2 million was incurred as of September 30, 2013. We anticipate that we will be able to fund such expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $127.5 million based on the achievement of certain revenue and operating results milestones as follows: $10.6 million in 2013, $23.5 million in 2014, $16.4 million in 2015, $17.7 million in 2016, $7.0 million in 2017, and $52.3 million payable in any 12-month period from now through 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $127.5 million total contingent obligation we have assessed the fair value at September 30, 2013 to be $6.0 million which is included in accrued and other liabilities as of September 30, 2013.
Financing Activities. Financing activities used $49.8 million of cash for the nine months ended September 30, 2013, compared to cash provided by financing activities of $81.6 million for the nine months ended September 30, 2012. Cash used during the nine months ended September 30, 2013 was primarily for the purchase of treasury shares of $67.1 million partially offset by $21.7 million for the issuance of common shares in connection with our stock plan.
In December 31, 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at September 30, 2013. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €38.0 million at variable interest rates, of which no amounts were utilized as of September 30, 2013. We also have capital lease obligations, including interest, in the aggregate amount of $17.3 million, and carry $846.7 million of long-term debt, of which $0.3 million is current as of September 30, 2013.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At September 30, 2013, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.7% and was originally due in December 2014. In 2012, we refinanced the $300.0 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the note holders in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). In the first half of 2013, 3.1 million QIAGEN shares were repurchased for approximately $63.3 million. We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million.
In July 2013, we announced our intention to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 29, 2013, this represents approximately 5.0 million common shares until September 30, 2013. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. In 2013, 0.2 million QIAGEN shares were repurchased for $3.7 million under this program.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing may be negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we cannot obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2012.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine-month periods ended September 30, 2013, were $2.1 million and $1.1 million net gain, respectively, compared to $1.0 million and $4.1 million net loss, respectively, in the same periods 2012 and are included in other expense, net.
Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
We also make use of economic hedges. All derivatives that qualify for hedge accounting have been cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2012. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2013.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 17 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2013 and December 31, 2012.

Contractual Obligations
There were no material changes at September 30, 2013 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2012 other than an increase in purchase commitments in connection with a new IT outsourcing agreement we entered into in 2013. Under these agreements we could be required to make additional payments of up to $10.2 million in 2013, $8.2 million in 2014, $7.8 million in 2015, $7.0 million in 2016, $7.2 million in 2017 and $16.1 million thereafter.

Legal Proceedings
For information on legal proceedings, see Note 15 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2012 Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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